The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

RECEIVED
2006 DEC -1 P 12:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018915

November 29, 2006

Office of International Corporate Financ
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice Concerning correction in the "1HFY2006 Presentation Material"</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

dw 12/4

11/29/06 11:14AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Toru Matsuura
Title: Controller

Notice Regarding Partial
Correction in the "1HFY2006 Presentation Material "

Dear Sir / Madam,

Sumitomo Trust has made corrections to a part of the "1HFY2006 Presentation Material" that distributed at the information meeting and uploaded on our website yesterday, November 28, 2006.

P 3 "1HFY2006 financial results (Apr.2006 - Sep.2006) "Upper part
(After correction) Consolidated: Achieved record high 1st half "net operating income" and "net income"
(Before correction) Consolidated: Achieved record high 1st half "net business profit before credit costs" and "net income"

P6 "Net interest income breakdown" Middle-right part
(After correction) (2) Interest and dividends on securities (+4.8 billion yen)
(Before correction) (2) Interest on bonds (+4.8 billion yen)

P7 "Breakdown of deposits and loans by type of interest rate" Middle-right part
(After correction) Interest rate renewed in every 6 months Approx. 25%
(Before correction) Interest rate renewed in every 6 months Approx. 30%

P7 "Breakdown of deposits and loans by type of interest rate" Down-right part
(After correction) Interest rate renewed in every 6 months Approx. 30%
(Before correction) Interest rate renewed in every 6 months Approx. 35%

P26 "Growth of franchise of fiduciary business (Securities Processing services)" Upper part
(After correction) Substantially increased trust fee of mutual fund capturing "shift from savings to investment"
(Before correction) Substantially increased trust fee of mutual fund capturing "shift from deposits to savings"

1HFY2006 Presentation Material:
http://www.sumitomotrust.co.jp/IR/company/en/pdf/ir_pre/06_09.pdf

<Notice> If you wish to cancel the registration for the E-mail Service, please cancel the registration at the following Web site.

To change registered e-mail address, please cancel the registration for the old address and then apply to register the new address.

E-mail Service Registration/ Cancel registration form
https://www01.sumitomotrust.co.jp/iremail/company/en/mail_html/mail.html

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The Sumitomo Trust & Banking Co., Ltd.
Financial Management Dept. IR Office
URL: http://www.sumitomotrust.co.jp/IR/company/index_en.html
E-mail: rstbirnews@sumitomotrust.co.jp
